Exhibit 4.2

DESCRIPTION OF SECURITIES

The following description of our capital stock being registered herein is a summary only and is qualified in its entirety by reference to our Certificate of Incorporation, as amended, and By-laws, which are included as Exhibits 3.1 through 3.7 of the Company’s Annual Report on Form 10-K (incorporating such documents by reference to prior reports on file with the SEC by the Company).

Common Stock

We are authorized to issue up to 500,000,000 shares of common stock, $0.001 par value per share. Holders of our common stock are entitled to receive dividends when and as declared by our board of directors out of funds legally available. Holders of our common stock are entitled to one vote for each share on all matters voted on by stockholders, including the election of directors. Holders of our common stock do not have any conversion, redemption or preemptive rights. In the event of our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in any assets remaining after the satisfaction in full of the prior rights of creditors and the aggregate liquidation preference of any preferred stock then outstanding. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

As of December 31, 2022, and December 31, 2021, there were 13,602 shares of Series A Redeemable Convertible Preferred Stock (the “Series A Preferred Stock”) issued and outstanding, respectively. The company has not paid the dividends commencing with the quarterly dividend due August 1, 2013. Dividend arrearages as of December 31, 2022, including previously accrued dividends included in our balance sheet are approximately $331,549. Our Board of Directors suspended the declaration of the dividend, commencing with the dividend payable as of February 1, 2015, since we did not have a surplus (as such term is defined in the Delaware general corporation Law) as of December 31, 2014, until such time as we have a surplus or net profits for a fiscal year.

Our Series A Preferred Stock has a liquidation preference of $25.00 per share. The Series A Preferred Stock bears dividends at the rate of 6.5% of the liquidation preference per share per annum, which accrues from the date of issuance, and is payable quarterly. Dividends may be paid in: (i) cash, (ii) shares of our common stock (valued for such purpose at 95% of the weighted average of the last sales prices of our common stock for each of the trading days in the ten trading day period ending on the third trading day prior to the applicable dividend payment date), provided that the issuance and/or resale of all such shares of our common stock are then covered by an effective registration statement and the company’s common stock is listed on a U.S. national securities exchange or the Nasdaq Stock Market at the time of issuance or (iii) any combination of the foregoing. If the company fails to make a dividend payment within five business days following a dividend payment date, the dividend rate shall immediately and automatically increase by 1% from 6.5% of the liquidation preference per offered share of Series A preferred stock to 7.5% of such liquidation preference. If a payment default shall occur on two consecutive dividend payment dates, the dividend rate shall immediately and automatically increase to 10% of the liquidation preference for as long as such payment default continues and shall immediately and automatically return to the initial dividend rate at such time as the payment default is no longer continuing.

Each share of Series A Preferred Stock is convertible at any time at the option of the holder into a number of shares of common stock equal to the liquidation preference (plus any unpaid dividends for periods prior to the dividend payment date immediately preceding the date of conversion by the holder) divided by the conversion price (initially $12.00 per share, subject to adjustment in the event of a stock dividend or split, reorganization, recapitalization or similar event). If the closing sale price of the common stock is greater than 140% of the conversion price on 20 out of 30 trading days, the company may redeem the Series A Preferred Stock in whole or in part at any time through October 31, 2010, upon at least 30 days’ notice, at a redemption price, payable in cash, equal to 100% of the liquidation preference of the shares to be redeemed, plus unpaid dividends thereon to, but excluding, the redemption date, subject to certain conditions. In addition, beginning November 1, 2010, the company may redeem the Series A Preferred Stock in whole or in part, upon at least 30 days’ notice, at a redemption price, payable in cash, equal to 100% of the liquidation preference of the Series A Preferred Stock to be redeemed, plus unpaid dividends thereon to, but excluding, the redemption date, under certain conditions.

If a change of control occurs, each holder of shares of Series A Convertible Preferred Stock that are outstanding immediately prior to the change of control shall have the right to require the company to purchase, out of legally available funds, any outstanding shares of Series A Convertible Preferred Stock at the defined purchase price. The purchase price is defined as: per share of Preferred Stock, 101% of the liquidation preference thereof, plus all unpaid and accumulated dividends, if any, to the date of purchase thereof. The purchase price is payable, at the company’s option, (x) in cash, (y) in shares of the common stock at a discount of 5% from the fair market value of Common Stock on the Purchase Date (i.e. valued at a 95% discount of the Common Stock on the Purchase Date), or (z) any combination thereof.

If the company pays all or a portion of the Purchase Price in Common Stock, no fractional shares of Common Stock will be issued; instead, the company will round the applicable number of shares of Common Stock up to the nearest whole number of shares; provided that the company may pay the Purchase Price (or a portion thereof), whether in cash or in shares of Common Stock, only if the company has funds legally available for such payment and may pay the Purchase Price (or a portion thereof) in shares of its Common Stock only if (i) the Common Stock is listed on a U.S. national securities exchange or the Nasdaq Stock Market at the time of issuance and (ii) a shelf registration statement covering the issuance by the company and/or resales of the Common Stock issuable as payment of the Purchase Price is effective on the Payment Date unless such shares are eligible for immediate resale in the public market by non-affiliates of the company.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

Anti-Takeover Provisions

Our Certificate of Incorporation and By-laws contain provisions that may delay, defer, or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Section 203 of the Delaware General Corporation Law. We are subject to Section 203 of the DGCL. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Classified Board of Directors. Our Certificate of Incorporation provides for the division of our board of directors into staggered three-year terms. In addition, our Certificate of Incorporation and our By-laws provide that directors may be removed only for cause. Under our Certificate of Incorporation and our By-laws, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by the affirmative vote of a majority of our directors then in office, even though less than a quorum of the board of directors. The classification of our board of directors and the limitations on the ability of our stockholders to remove directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of us.

Authorized but Unissued Shares. The authorized but unissued shares of our common stock are available for future issuance without stockholder approval. These additional shares may be used for a variety of corporate finance transactions, acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved common stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger, or otherwise.

Special Meetings of Stockholders. Our By-laws also provide that, except as otherwise required by law, special meetings of the stockholders may only be called by our president, board of directors or stockholders owning a majority of the amount of the entire capital stock of the company issued and outstanding and entitled to vote.

Amendment of Certificate of Incorporation or By-laws. The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our By-laws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders of the majority of the votes which all our stockholders would be eligible to cast in an election of directors. In addition, the affirmative vote of the holders of at least a majority of the votes which all our stockholders would be eligible to cast in an election of directors will be required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate described in the prior three paragraphs.

Limitations on Liability and Indemnification of Officers and Directors

Our Certificate of Incorporation and our By-laws provide indemnification for our directors and officers to the fullest extent permitted by the DGCL. In addition, as permitted by Delaware law, our Certificate of Incorporation includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of these provisions is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director, except that a director will be personally liable for:

●	any breach of his duty of loyalty to us or our stockholders;

●	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

●	any transaction from which the director derived an improper personal benefit; or

●	improper distributions to stockholders.

These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of Applied Energetics. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

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